UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
4Front Ventures Corp.
(Name of Issuer)
Class A Subordinate Voting Shares
(Title of Class of Securities)
35086B207
(CUSIP Number)
LI Lending, LLC
13037 NE Bel Red Rd, Suite 150
Bellevue, WA 98005
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 29, 2024
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 35086B207

1	NAME OF REPORTING PERSON: LI Lending, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 84-2040636
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 381,741,803
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 381,741,803
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,741,803
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.32%
14	TYPE OF REPORTING PERSON OO

CUSIP No.: 35086B207

1	NAME OF REPORTING PERSON: Leonid Gontmakher I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC; PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,501,636
	8	SHARED VOTING POWER 381,741,803
	9	SOLE DISPOSITIVE POWER 46,501,636
	10	SHARED DISPOSITIVE POWER 381,741,803
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 428,243,439
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.59%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: 35086B207

1	NAME OF REPORTING PERSON: Roman Tkachenko I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC; PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,334,655
	8	SHARED VOTING POWER 381,741,803
	9	SOLE DISPOSITIVE POWER 16,334,655
	10	SHARED DISPOSITIVE POWER 381,741,803
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 398,076,458
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: 35086B207

1	NAME OF REPORTING PERSON: Vladislav Orlovskii I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,453,198
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,453,198
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,453,198
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.22%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: 35086B207

1	NAME OF REPORTING PERSON: Arkadi Gontmakher I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC; PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,624,476
	8	SHARED VOTING POWER 381,741,803
	9	SOLE DISPOSITIVE POWER 17,624,476
	10	SHARED DISPOSITIVE POWER 381,741,803
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 399,384,279
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.98%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: 35086B207

1	NAME OF REPORTING PERSON: Oleg Orlovskii I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,522,511
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,522,511
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,522,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.59%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: 35086B207
ITEM 1.	SECURITY AND ISSUER:
(a) The name of the issuer is 4Front Ventures Corp. (the "Issuer")
(b) The address of the Issuer's principal executive offices is 7010 E. Chauncey Lane, Suite 235, Phoenix, Arizona 85054.

This Schedule 13D (the "Schedule") relates to the Class A subordinate voting shares, with no par value of the Issuer ("Class A Shares") and warrants and options that are convertible or exercisable into Class A Shares of the Issuer ("Derivative Securities").
ITEM 2.	IDENTITY AND BACKGROUND:
This Schedule is being filed with respect to the Equity Securities of the Issuer which are beneficially owned by the following reporting persons:

(i) LI Lending, LLC ("LI Lending")
(ii) Leonid Gontmakher ("L. Gontmakher")
(iii) Roman Tkachenko ("R. Tkachenko")
(iv) Vladislav Orlovskii ("V. Orlovskii")
(v) Oleg Orlovskii ("O. Orlovskii"), and
(vi) Arkadi Gontmakher ("A. Gontmakher", and together with LI Lending, L. Gontmakher, R. Tkachenko, V. Orlovskii and O. Orlovskii, the "Reporting Persons").

LI Lending is a Delaware limited liability company. The principal business of LI Lending is investing, directly or indirectly, in securities, loans, and other investments. The business address of LI Lending is 13037 NE Bel Red Rd., Suite 150, Bellevue, WA 98005. During the past five years, LI Lending has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of L. Gontmakher, R. Tkachenko, V. Orlovskii, A. Gontmakher, and O. Orlovskii is a United States Citizen. L. Gontmakher is a general business consultant and his business address is 13037 NE Bel Red Rd., Suite 150, Bellevue, WA 98005. R. Tkachenko is an investor and his business address is 13037 NE Bel Red Rd., Suite 150, Bellevue, WA 98005. V. Orlovskii is a cannabis operator in Washington state and his business address is 9603 Lathrop Industrial Drive SW, Olypmia, WA 98512. A. Gontmakher is a seafood importer and wholesaler and his business address is 13037 NE Bel Red Rd., Suite 150, Bellevue, WA 9800. O. Orlovskii is a seafood importer and wholesaler and his business address is 13037 NE Bel Red Rd., Suite 150, Bellevue, WA 9800. L. Gontmakher, R. Tkachenko, V. Orlovskii, A. Gontmakher, and O. Orlovskii are members of LI Lending. L. Gontmakher, R. Tkachenko, and A. Gontmakher are the managers of LI Lending. During the last five years, none of L. Gontmakher, R. Tkachenko, V. Orlovskii, A. Gontmakher, and O. Orlovskii has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
On January 29, 2024, LI Lending and the Issuer amended an existing loan agreement to convert approximately 44% ($23,000,000) of the outstanding principal balance of a loan made by LI Lending to the Issuer (the "Loan") into 244,680,852 Class A Shares at a price of US $.094 per share. The remaining balance of the Loan is $28,700,000. LI Lending also received a warrant (the "2024 Warrant") to purchase up to 36,702,127 Class A Shares at an exercise price of US $0.108 per share. The 2024 Warrant is exercisable until May 1, 2024.

On January 29, 2024, the Issuer also granted LI Lending a restricted stock unit (the "LI Lending RSU") that is convertible into Class A Shares only if the Company offers or sells Class A Shares or securities convertible into or exchangeable or exercisable for Class A Shares at a price per share less than CAD $0.125 (a "Dilutive Issuance") within six months following the signing of the Amendment. The LI Lending RSU is convertible into a number of Class A Shares equal to the lesser of (i)US $7,000,000 divided by the issue price per Class A Share (converted to USD) in the Dilutive Issuance, and (ii) the number of Class A Shares required for LI Lending to maintain its beneficial ownership percentage in the Company of 18.43%.

LI Lending also holds a warrant, issued on August 10, 2023 (the "2023 Warrant"), to purchase 100,358,824 Class A Shares at an exercise price of $0.17 per share. The 2023 Warrant is exercisable until May 1, 2026.

L. Gontmakher holds 29,948,857 Class A Shares as a result of transactions that occurred in 2019 and 2020. He has also acquired a total of 459,200 Class A Shares on the open market from September 6, 2019 through September 8, 2023 at various prices.

As equity compensation for his services as a director and CEO of the Issuer, L. Gontmakher has received Class A shares from the Issuer as follows: 1,750,604 shares in 2021, 9,300,250 shares in 2022, and 1,000,000 shares in 2024. On May 2, 2024, L. Gontmakher also received restricted stock units ("RSUs") equal to 342,725 Class A Shares as equity compensation for his services as a director.

As additional equity compensation for his services as a director and officer of the Issuer, on June 23, 2023, L. Gontmakher was granted options to purchase 3,700,000 Class A Shares at an exercise price of $0.17 per share.

R. Tkachenko holds 14,191,930 Class A Shares as a result of transactions that occurred in 2019 and 2020. As equity compensation for his services as a director of the Issuer, on May 26, 2023 R. Tkachenko was granted options to purchase 700,000 Class A Shares and on June 20, 2023 he was granted options to purchase 1,100,000 Class A Shares of the Issuer. Both of these grants were made at an exercise price of $0.17 per share. On May 2, 2024, R. Tkachenko received RSUs equal to 342,725 Class A Shares as equity compensation for his services as a director.

V. Orlovski holds 28,053,198 Class A Shares as a result of transactions that occurred in 2019 and 2020. As compensation for consulting services, on May 26, 2023 V. Orlovskii was granted options to purchase 1,200,000 Class A Shares at an exercise price of CAD $0.22 per share. As additional compensation for consulting services, he was granted options to purchase an additional 200,000 Class A Shares on June 30, 2023, at an exercise price of CAD $0.22 per share.

A. Gontmakher holds 17,142,476 Class A Shares as a result of transactions that occurred in 2019 and 2020. As compensation for consulting services, on June 23, 2023, A. Gontmakher was granted options to purchase 500,000 Class A Shares at an exercise price of CAD $0.19 per share.

O. Orlovskii holds 14,522,511 Class A Shares as a result of transactions that occurred in 2019 and 2020.

The foregoing descriptions of the 2023 Warrant, 2024 Warrant, and the LI Lending RSU are summary descriptions of the material terms thereof and are qualified in their entirety by reference to the full text of such agreements, which are incorporated by reference hereto and filed as Exhibits 1, 2, and 3 to this Schedule 13D.
ITEM 4.	PURPOSE OF TRANSACTION:
The purpose of the acquisition of the securities of the Issuer is for investment.

The Reporting Persons may influence the operations and affairs of the Issuer through the exercise of their voting rights and the positions of L. Gontmakher and R. Tkachenko as members of the board of directors of the Issuer.

Other than as described above in this Item 4, none of the Reporting Persons have any plans or proposals that would relate to or result in any of the transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
(a)-(b)

LI Lending may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be a beneficial owner of an aggregate of 381,741,803 Class A Shares as of June 20, 2024, which represent 36.32% of the Issuer's outstanding Class A Shares.

(i) Sole power to vote or direct vote: 0
(ii) Shared power to vote or direct vote: 318,741,803
(iii) Sole power to dispose of or direct the disposition: 0
(iv) Shared power to dispose of or direct the disposition: 381,741,803

L. Gontmakher may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be a beneficial owner of an aggregate of 428,243,439 Class A Shares as of June 20, 2024, which represent 40.59% of the Issuer's outstanding Class A Shares.

(i) Sole power to vote or direct vote: 46,501,636
(ii) Shared power to vote or direct vote: 381,741,803
(iii) Sole power to dispose of or direct the disposition: 46,501,636
(iv) Shared power to dispose of or direct the disposition: 381,741,803

R. Tkachenko may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be a beneficial owner of an aggregate of 398,076,458 Class A Shares as of June 20, 2024, which represent 37.80% of the Issuer's outstanding Class A Shares.

(i) Sole power to vote or direct vote: 16,334,655
(ii) Shared power to vote or direct vote: 381,741,803
(iii) Sole power to dispose of or direct the disposition: 16,334,655
(iv) Shared power to dispose of or direct the disposition: 381,741,803

V. Orlovskii may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be a beneficial owner of an aggregate of 29,453,198 Class A Shares as of June 20, 2024, which represent 3.22% of the Issuer's outstanding Class A Shares.

(i) Sole power to vote or direct vote: 29,453,198
(ii) Shared power to vote or direct vote: 0
(iii) Sole power to dispose of or direct the disposition: 29,453,198
(iv) Shared power to dispose of or direct the disposition: 0

A. Gontmakher may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be a beneficial owner of an aggregate of 399,384,279 Class A Shares as of June 20, 2024, which represent 37.98% of the Issuer's outstanding Class A Shares.

(i) Sole power to vote or direct vote: 17,642,476
(ii) Shared power to vote or direct vote: 381,741,803
(iii) Sole power to dispose of or direct the disposition: 17,642,476
(iv) Shared power to dispose of or direct the disposition: 381,741,803

O. Orlovskii may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be a beneficial owner of an aggregate of 14,522,511 Class A Shares as of June 20, 2024, which represent 1.59% of the Issuer's outstanding Class A Shares.

(i) Sole power to vote or direct vote: 14,522,511
(ii) Shared power to vote or direct vote: 0
(iii) Sole power to dispose of or direct the disposition: 14,522,511
(iv) Shared power to dispose of or direct the disposition: 0

For purposes of calculation the percentages set forth in this Item 5, the numbers of Class A Shares held by the Reporting Persons are assumed to be the aggregate of (i) the number of Class A Shares issued to the Reporting Persons, and (ii) the number of Class A Shares that would be obtained by the Reporting Persons upon the exercise of any Derivative Securities held by the Reporting Persons. The Issuer's total number of Class A Shares outstanding is assumed to be 913,923,993, as set forth on the Issuer's 10-Q filed on May 17, 2024.

Each Reporting Person, as a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Class A Shares directly owner by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

(c) Except as disclosed in Item 3 and Item 4, which disclosures are incorporated by reference herein, there have been no transactions in the Class A Shares by the Reporting Persons during the past sixty days.

(d) Each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts.

(e) Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
Other than the 2023 Warrant, the 2024 Warrant, and the LI Lending RSU, each as described in Item 3 hereof (which descriptions are incorporated by reference herein), to the knowledge of the Reporting Persons there is no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
Exhibit 1: Restricted Stock Unit Agreement (Dated January 29, 2024)

Exhibit 2: Warrant to Purchase Subordinate Voting Shares (Dated January 29, 2024)

Exhibit 3: Warrant to Purchase Subordinate Voting Shares (Dated June 2023)

Exhibit 4.(99.1): Joint Filing Agreement

CUSIP No.: 35086B207
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 01 2024	LI Lending, LLC By: /s/ Roman Tkachenko Name: Roman Tkachenko Title: Manager
February 01 2024	Leonid Gontmakher By: /s/ Leonid Gontmakher Name: Title:
February 01 2024	Roman Tkachenko By: /s/ Roman Tkachenko Name: Title:
February 01 2024	Vladislav Orlovskii By: /s/ Vladislav Orlovskii Name: Title:
February 01 2024	Arkadi Gontmakher By: /s/ Arkadi Gontmakher Name: Title:
February 01 2024	Oleg Orlovskii By: /s/ Oleg Orlovskii Name: Title:
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 35086B207
1.
HB: 4856-2729-8436.9
RESTRICTED STOCK UNIT AGREEMENT
This Restricted Stock Unit Agreement (this Agreement) is made and entered into as of
January 29, 2024 (the Grant Date) by and between 4Front Ventures Corp., a British Columbia,
Canada corporation (the Company) and LI Lending, LLC, a Delaware limited partnership (the
Grantee, and together with the Company, each, a Party and collectively, the Parties).
WHEREAS, the board of directors (the Board) of the Company has determined that, in connection with the Company entering into a certain Second Amendment to Amended and
Restated Loan and Security Agreement (the Amendment), dated as of the date hereof, by and among the Company, certain subsidiaries of the Company, and the Grantee, as lender, the
Company is required to deliver to the Grantee a restricted stock unit (the RSU); and;
WHEREAS, the Grantee desires to accept the RSU on the terms and conditions set forth in this Agreement.
NOW, THEREFORE, for good and valuable consideration, the adequacy of which hereby is acknowledged, the Parties, intending to be legally bound, agree as follows:
1. Grant of Restricted Stock Units.
1.1 Effective as of the Grant Date, the Company hereby issues to the Grantee an
RSU. Each RSU represents an unfunded, unsecured promise by the Company to issue to the
Grantee Class A subordinate voting shares of the Company (Common Stock), in an amount calculated pursuant to Section 2.1 below, upon the occurrence of the Distribution Event (as hereinafter defined) subject to adjustment and the terms and conditions set forth herein.
1.2 From and after the Grant Date to the date of payment upon or following the occurrence of the Distribution Event, the RSU shall be documented in a separate notional account maintained for the Grantee on the books and records of the Company. During such period, the RSU shall constitute general assets of the Company, and the Grantee shall have the status, with respect to such RSU, of an unsecured general creditor of the Company. The
Grantee understands, acknowledges and agrees that it shall not be receiving stock certificates with respect to the Common Stock underlying the RSU (the RSU Shares) until the date of payment (i.e., the delivery of the RSU Shares) upon or following the occurrence of the
Distribution Event.
2. RSU Share Amount.
2.1 The amount of RSU Shares underlying the RSU shall be the lesser of (i)
US$7,000,000 divided by the issue price per Common Stock (converted to USD) under a
Financing (as defined below) that is consummated within six months following the Grant Date and (ii) the number of Common Stock required for the Grantee to maintain its current voting power in the Company of 18.43% on a partially diluted basis (which factors the issued and outstanding multiple voting securities of the Company). Accordingly, the Grantee will not increase its voting position in the Company upon or following the occurrence of the
Distribution Event.
DocuSign Envelope ID: 281C2C60-9121-45FE-918A-4F484326D1A1
2
2.2 For purposes of this Section 2, the term Financing means the offer and sale by the Company of either Common Stock and/or securities convertible into Common Stock for cash proceeds within six months after the Grant Date at an offering price of less than
C$0.125 per Common Stock.
2.3 For the avoidance of doubt, if no Financing occurs within six months after the
Grant Date, the Grantee will forfeit the RSU and no RSU Shares shall be issued to the Grantee.
3. Rights as Shareholder; Dividend Equivalents.
3.1 The Grantee shall not have any rights of a shareholder with respect to the RSU
Shares until the delivery thereof upon or following the occurrence of the Distribution Event.
3.2 Upon and following the settlement of the RSU, the Grantee shall be the record owner of the RSU Shares unless and until such RSU Shares are sold or otherwise disposed of, and as record owner shall be entitled to all rights of a shareholder of the Company holding shares of Common Stock.
3.3 No Dividend Equivalents will accrue on, or be payable with respect to, the RSU
Shares. For purposes of this Agreement, Dividend Equivalents means cash amounts equivalent to dividends paid by the Company on shares of Common Stock, including, without limitation, dividends payable in the form of cash, Common Stock or other equity securities of the Company.
4. Time and Form of Payment.
4.1 Upon consummation of any one or more Financing or Financings, the Company shall: (i) issue and deliver to the Grantee the number of RSU Shares; and (ii) enter the
Grantees name on the books and records of the Company as the shareholder of record with respect to the RSU Shares delivered to the Grantee, or issue stock certificates to the Grant for such RSU Shares the Distribution Event).
4.2 Delivery of the RSU Shares shall be made on a single day (i.e., in a lump sum)
on or after the date of the Distribution Event and no later than December 31st of the calendar year that includes the date of the Distribution Event (or if later, by the fifteenth (15th) day of the third calendar month following the date of the Distribution Event); provided, however, that the exact date of delivery of the shares of Common Stock shall be determined by the
Company in its reasonable discretion.
4.3 The RSU will only be settled in the form of Common Stock. Fractional shares of Common Stock shall not be issuable hereunder and any fraction will be rounded down to the nearest whole number of Common Stock; provided, however, that the treatment of fractional shares that result from tax withholding pursuant to Section 6 shall be governed by that Section.
5. Capitalization Events. In the event of a Capitalization Event, the Board shall appropriately and proportionately adjust the number of RSU Shares underlying an RSU in order
DocuSign Envelope ID: 281C2C60-9121-45FE-918A-4F484326D1A1
3
to prevent dilution or enlargement of the economic value of the RSU solely on account of the
Capitalization Event. For purposes of this Agreement, Capitalization Event means any change that is made in, or other events that occur with respect to, the Common Stock after the Grant Date on or prior to delivery of the shares of the RSU Shares pursuant to Section 4 hereof, without the receipt of consideration by the Company (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or any similar equity restructuring transaction within the meaning of Accounting Standards Codification 718).
6. Tax Liability and Withholding.
6.1 The Company shall have the right to deduct from any amounts payable to the
Grantee, the amount of any required withholding taxes in respect of the RSU Shares and to take all such other action as the Board deems necessary to satisfy all obligations for the payment of such withholding taxes. The Board may permit the Grantee to satisfy any federal, state or local tax withholding obligation by authorizing the Company to withhold Common
Stock from the Common Stock otherwise issuable or deliverable to the Grantee as a result of the delivery of the RSU Shares pursuant to Section 6 hereof; provided, however, that no shares of Common Stock shall be withheld with a value exceeding the maximum amount of tax required to be withheld by law.
6.2 Notwithstanding any action the Company takes with respect to any or all income tax, or other tax-related withholding (collectively, Tax-Related Items), the ultimate liability for all Tax-Related Items is and remains the Grantees responsibility and the
Company makes no representations or undertakings regarding the treatment of any Tax-
Related Items in connection with the grant, vesting or settlement of the RSU or the subsequent sale of any shares of Common Stock. Notwithstanding the foregoing, the Company agrees to reasonably cooperate with the Grantee to minimize the Grantees liability for income, stamp, transfer or other taxes; provided that the Company shall not be required to incur any thirdparty expense or adversely impact its tax position in connection with such cooperation.
7. Compliance with Law. The issuance and transfer of the RSU and the shares of
Common Stock shall be subject to compliance by the Company and the Grantee with all applicable requirements of federal, provincial and state securities laws and with all applicable requirements of any stock exchange on which the Company's shares of Common Stock may be listed. No shares of Common Stock shall be issued or transferred unless and until any then applicable requirements of state, federal, provincial and applicable foreign laws and regulatory agencies have been fully complied with to the satisfaction of the Company and its counsel.
8. Grantee Representation. The Grantee is and will be on the date of grant of the RSU and RSU Shares resident in the United States and an accredited investor within the meaning of
Rule 501(a) promulgated under the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the Securities Act). The Grantee is acquiring the RSU and RSU Shares solely for their own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. The Grantee acknowledges that the
DocuSign Envelope ID: 281C2C60-9121-45FE-918A-4F484326D1A1
4
RSU and RSU Shares are not registered under the Securities Act or any state securities laws, and that the RSU and RSU Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom or Canadian
Securities Laws (as defined below) or and subject to state securities laws and regulations, as applicable. The Grantee is able to bear the economic risk of holding the RSU and RSU Shares for an indefinite period (including total loss of his investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of their investment. By executing this Agreement, the Grantee further represents that they do not presently have any contract, undertaking, agreement or arrangement with any person to sell, contribute, transfer or grant participations to such person or to any third person, with respect to any of the RSU and RSU Shares. The Grantee consents: (i) to the disclosure of certain information to the CSE as required to be included in Form 9 or to applicable Canadian securities authorities including pursuant to the filing of an exempt distribution report; and (ii) to the collection, use and disclosure of their information by the CSE or the applicable securities commission including in the manner and for the purposes described in Appendix A of Form 9 or as otherwise identified by the CSE or applicable securities commissions, from time to time.
Canadian Securities Laws means, collectively, all applicable securities laws of each Province of Canada and the respective rules and regulations under such laws together with applicable published policy statements, notices, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in such jurisdiction, including the rules and policies of the
CSE, in each case as now in effect and as they may be promulgated or amended from time to time.
9. Restricted Securities. The Grantee understands that the RSU and RSU Shares have not been, and will not be, registered under the Securities Act or qualified by a prospectus under applicable Canadian Securities Laws and will be issued pursuant to a specific exemption from the registration or prospectus requirements of applicable law which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Grantees representations as expressed herein.
The Grantee understand that the RSU and RSU Shares are restricted securities under applicable
U.S. federal and state securities laws and that, pursuant to these laws, the Grantee must hold the
RSU and RSU Shares indefinitely unless they are registered with the U.S. Securities and Exchange
Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Grantee acknowledges that the Company is under no obligation to register or qualify RSU and RSU Shares for resale in the United States. The Grantee further acknowledge that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale and the holding period for the RSU and RSU Shares, and which requirements the Company is under no obligation and may not be able to satisfy. The Grantee acknowledges that the following legend will appear on the RSU and RSU Shares at issuance:
THE RESTRICTED STOCK UNIT AND THE SECURITIES UNDERLYING SUCH UNIT
HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED
(THE U.S. SECURITIES ACT), OR QUALIFIED UNDER ANY STATE OR FOREIGN
SECURITIES LAWS AND MAY NOT BE OFFERED FOR SALE, SOLD, PLEDGED,
DocuSign Envelope ID: 281C2C60-9121-45FE-918A-4F484326D1A1
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HYPOTHECATED OR OTHERWISE TRANSFERRED OR ASSIGNED UNLESS (I) A
REGISTRATION STATEMENT COVERING SUCH SECURITIES IS EFFECTIVE UNDER
THE U.S. SECURITIES ACT AND IS QUALIFIED UNDER APPLICABLE STATE AND
FOREIGN LAW OR (II) THE TRANSACTION IS EXEMPT FROM THE REGISTRATION
AND PROSPECTUS DELIVERY REQUIREMENTS UNDER THE U.S. SECURITIES ACT
AND THE QUALIFICATION REQUIREMENTS UNDER APPLICABLE STATE AND
FOREIGN LAW AND, IF THE CORPORATION REQUESTS, AN OPINION SATISFACTORY
TO THE CORPORATION TO SUCH EFFECT HAS BEEN RENDERED BY COUNSEL.
THESE SECURITIES MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF
TRANSACTIONS ON CANADIAN STOCK EXCHANGES. IF THE CORPORATION WAS A
FOREIGN ISSUER WITHIN THE MEANING OF REGULATION S AT THE TIME OF
ISSUANCE, A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM
THE TRANSFER AGENT, IF ANY, OF THE CORPORATION, UPON DELIVERY OF THIS
CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY
TO THE CORPORATION AND THE TRANSFER AGENT OF THE CORPORATION AND, IF
SO REQUIRED BY THE TRANSFER AGENT OF THE CORPORATION, AN OPINION OF
COUNSEL, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED
HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S
UNDER THE U.S. SECURITIES ACT.
10. Notices. Any notice required to be delivered under this Agreement shall be delivered in accordance with the notice provision set forth in the Amendment.
11. Governing Law. This Agreement will be governed in all respects, whether as to validity, construction, capacity, performance or otherwise, by the laws of the State of Arizona without regard to conflict/choice-of-laws principles that would require the application of any other law.
12. Successors and Assigns. The Company may assign any of its rights and obligations under this Agreement. This Agreement will be binding upon and inure to the benefit of the successors and assigns of the Company. Under no circumstances may the Grantee assign any of his or her rights or obligations hereunder to any other party, and any such purported assignment shall be invalid.
13. Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, and each provision of this Agreement shall be severable and enforceable to the extent permitted by law.
14. Amendment. This agreement may be amended only pursuant to a written instrument executed by the Parties.
15. Headings. Section headings used herein are for convenience of reference only and shall not be considered in construing this Agreement.
16. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.
DocuSign Envelope ID: 281C2C60-9121-45FE-918A-4F484326D1A1
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Counterpart signature pages to this Agreement transmitted by facsimile transmission, by electronic mail in portable document format (.pdf), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing an original signature.
Signature page follows
DocuSign Envelope ID: 281C2C60-9121-45FE-918A-4F484326D1A1
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IN WITNESS WHEREOF, the Parties have executed this Res
tricted Stock Unit Agreement effective as of the Grant Date.
COMPANY:
4FRONT VENTURES CORP.
By: /s/ Andrew Thut
Name: Andrew Thut
Title: Chief Executive Officer
GRANTEE:
LI LENDING, LLC
By: /s/ Roman Tkachenko
Name: Roman Thachenko
Title: Manager

CUSIP No.: 35086B207
1
51558254.5
THIS WARRANT AND THE SUBORDINATE VOTING SHARES (SHARES) ISSUABLE UPON EXERCISE
OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS
AMENDED (THE ACT), OR QUALIFIED UNDER ANY STATE OR FOREIGN SECURITIES LAWS AND
MAY NOT BE OFFERED FOR SALE, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE
TRANSFERRED OR ASSIGNED UNLESS (i) A REGISTRATION STATEMENT COVERING SUCH SHARES
IS EFFECTIVE UNDER THE ACT AND IS QUALIFIED UNDER APPLICABLE STATE AND FOREIGN LAW
OR (ii) THE TRANSACTION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY
REQUIREMENTS UNDER THE ACT AND THE QUALIFICATION REQUIREMENTS UNDER APPLICABLE
STATE AND FOREIGN LAW AND, IF 4FRONT VENTURES CORP. (THE COMPANY) REQUESTS, AN
OPINION SATISFACTORY TO THE COMPANY TO SUCH EFFECT HAS BEEN RENDERED BY COUNSEL.
4FRONT VENTURES CORP.
WARRANT TO PURCHASE SUBORDINATE VOTING SHARES
Warrant No.: LI-Conv
Number of Subordinate Voting Shares: 36,702,127
Date of Issuance: January 29, 2024 (Issuance Date)
FOR VALUE RECEIVED, 4Front Ventures Corp., a British Columbia company (the Company), hereby certifies that LI Lending, LLC, a Delaware limited liability company, or its registered assigns (the Holder), is entitled to purchase from the Company a total of 36,702,127 duly authorized, validly issued, fully paid and nonassessable Subordinate Voting Shares (the Shares) at a purchase price per Share of CAD$0.14375 (the
Exercise Price), subject to the terms, conditions and adjustments set forth in this Warrant to Purchase Subordinate
Voting Shares (including any warrants issued in exchange, transfer or replacement hereof, the Warrant). This
Warrant is issued in connection with that certain Second Amendment to Amended and Restated Loan and Security
Agreement, of even date herewith (the Second Amendment), between the Loan Parties (as hereinafter defined), as borrowers, and the Holder, as lender (the Lender), and the New Note (as described in the Second Amendment).
1. Definitions. As used in this Warrant, the following terms shall have the meanings set forth below:
Affiliate means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under direct or indirect common control with, such Person in question. For the purpose of this definition, control (including, with correlative meanings, the terms controlling, controlled by and under common control with), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through ownership of voting securities, by agreement or otherwise.
Aggregate Exercise Price has the meaning set forth in Section 3(a).
Board means the board of directors of the Company.
Business Day means any day, except a Saturday, Sunday or legal holiday, on which banking institutions in the State of Washington are authorized or obligated by law or executive order to close.
Combination has the meaning set forth in Section 4(a).
Company has the meaning set forth in the preamble.
Distribution has the meaning set forth in Section 4(b).
Dollar or the symbol $ means Canadian Dollars.
Exercise Notice has the meaning set forth in Section 3(a).
Exchange Act means the U.S. Securities Exchange Act of 1934, as amended.
Exercise Date means, for any given exercise of this Warrant, the date on which the conditions to such exercise as set forth in Section 2 shall have been satisfied at or prior to 5:00 p.m., Mountain time, on a Business
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51558254.5
Day, including, without limitation, the receipt by the Company of the Exercise Notice and the Aggregate Exercise
Price.
Exercise Period has the meaning set forth in Section Error! Reference source not found..
Exercise Price has the meaning set forth in the preamble.
Fair Market Value means, as of any particular date (i) the volume weighted average of the closing sales prices of the Shares for such day on all U.S. national securities exchanges on which the Shares may at the time be listed; (ii) if there have been no sales of Shares on any such U.S. national securities exchange on such day, the average of the highest bid and lowest asked prices for Share on all such exchanges at the end of such day; (iii) if on such day Shares are not listed on a U.S. national securities exchange, the closing sales price of the Share as quoted on the OTCQX International Market or similar quotation system or association for such day; or (iv) if there have been no sales of Shares on the OTCQX International Market or similar quotation system or association on such day, the average of the highest bid and lowest asked prices for the hares quoted on the OTCQX International Market or similar quotation system or association at the end of such day; in each case, averaged over 20 consecutive Business
Days ending on the Business Day immediately preceding the day as of which Fair Market Value is being determined. If at any time the Shares are not listed on a U.S. national securities exchange or quoted on the OTCQX
International Market or similar quotation system or association, the Fair Market Value of the Shares shall be the fair market value per share as determined in good faith by the Board.
Fundamental Transaction means that, after the Issuance Date, the Company shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into another Person, (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to another Person,
(iii) allow another Person to make a purchase, tender or exchange offer that is accepted by the holders of more than
50% of the outstanding Shares (excluding Shares held by the Person or an Affiliate of the Person making or party to, such purchase, tender or exchange offer), (iv) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement)
with another Person whereby such other Person acquires more than 50% of the issued and outstanding Shares
(excluding Shares held by the other Person or an Affiliate of the other Person making or party to, such share purchase agreement or other business combination immediately prior to such share purchase or business combination), (v) reorganize, recapitalize or reclassify its Shares, or (vi) any person or group (within the meaning of Sections 13(d) and 14(d) of the Exchange Act), other than the Holder and its Affiliates, is or shall become the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding Shares.
Holder has the meaning set forth in the preamble.
Issuance Date has the meaning set forth on the face of this Warrant.
Lender has the meaning set forth in the preamble.
Loan means the loans made by the Lender to the Loan Parties as evidenced by the Second Amendment.
Loan Parties or a Loan Party means, as the context requires, the Company and each subsidiary of the
Company that is party to the Second Amendment.
Person means any individual, sole proprietorship, partnership, limited liability company, corporation, joint venture, trust, incorporated organization or government or department or agency thereof.
Second Amendment has the meaning set forth in the preamble.
Securities Act means the U.S. Securities Act of 1933, as amended.
Shares has the meaning set forth in the preamble.
Special Distribution has the meaning set forth in Section 4(d).
Subdivision has the meaning set forth in Section 4(a).
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51558254.5
Successor Entity means the Person formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been entered into.
Warrant has the meaning set forth in the preamble.
Warrant Shares means the Shares or other capital stock of the Company then purchasable upon exercise of this Warrant in accordance with the terms of this Warrant.
2. Term of Warrant. Subject to the terms and conditions hereof, at any time or from time to time after the date hereof and prior to 5:00 p.m., Mountain time, on May 1, 2026 or, if such day is not a Business Day, on the next preceding Business Day (the Exercise Period), the Holder of this Warrant may exercise this Warrant for all or any part of the Warrant Shares purchasable hereunder (subject to adjustment as provided herein).
3. Exercise of Warrant.
(a) Subject to the terms and conditions hereof, this Warrant may be exercised in whole or in part by the Holder at any time, or from time to time, on or after the Issuance Date, in whole or in part, by (i) delivery of a written notice, in the form attached hereto as Exhibit A (the Exercise Notice), of the Holders election to exercise this Warrant, and (ii) payment to the Company of an amount equal to the applicable Exercise Price multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the Aggregate Exercise
Price) in cash by wire transfer of immediately available funds. The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the Warrant and the Company shall promptly be required to issue a new Warrant (the Replacement Warrant) evidencing the right to purchase the remaining number of Warrant Shares. Until the issuance of the Replacement Warrant by the Company, the then outstanding Warrant shall remain in full force and effect and evidence the right to purchase the remaining number of
Warrant Shares. Upon receipt of the Replacement Warrant, the Holder hereby agrees to surrender to the Company for cancellation the original Warrant to the extent the original Warrant is the Holders possession and control or at the request of the Company to execute an instrument of cancellation in form and substance reasonably acceptable to the Company and Holder.
(b) No fractional Warrant Shares or scrip representing fractional Warrant Shares shall be issued upon exercise of this Warrant. As to any fraction of a Warrant Shares that the Holder would otherwise be entitled to purchase upon exercise, the Company shall round up to the next whole Warrant Share.
(c) During the Exercise Period, the Company shall at all times reserve and keep available out of its authorized but unissued Shares or other securities constituting Warrant Shares, solely for the purpose of issuance upon the exercise of this Warrant, the maximum number of Warrant Shares issuable upon the exercise of this Warrant. The Company shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Shares upon the exercise of this Warrant.
4. Effect of Certain Events on Warrant Shares. In order to prevent dilution of the rights granted under this Warrant and to grant the Holder certain additional rights, the Exercise Price and the number of Warrant Shares shall be subject to adjustment from time to time as provided in this Section 4.
(a) Adjustment for Share Splits and Combinations. If the Company at any time after the
Issuance Date effects a subdivision (by any Share split, dividend, recapitalization or otherwise) of its outstanding
Shares into a greater number of Shares (each such occurrence a Subdivision), the Exercise Price in effect immediately prior to such Subdivision shall be proportionately decreased and the number of Warrant Shares obtainable upon exercise of this Warrant shall be proportionately increased. If the Company at any time after the
Issuance Date combines (by combination, reverse Share split or otherwise) its outstanding Shares (each such occurrence a Combination), the Exercise Price in effect immediately prior to such Combination shall be proportionately increased and the number of Warrant Shares obtainable upon exercise of this Warrant shall be proportionately decreased. In either such event, the Exercise Price shall be increased or decreased, as the case may be, by multiplying the Exercise Price then in effect by a fraction (i) the numerator of which shall be the total number of Shares issued and outstanding immediately prior to the time of such Subdivision or Combination, and (ii) the denominator of which shall be the total number of Shares issued and outstanding immediately after the time of such
Subdivision or Combination. Any adjustment under this Section 4(a) shall become effective at the close of business on the date the Subdivision or Combination becomes effective.
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51558254.5
(b) Adjustment for Certain Dividends and Distributions. If the Company at any time after the
Issuance Date makes or issues a dividend or other distribution payable in Shares (each such occurrence a
Distribution), the Exercise Price in effect immediately prior to such Distribution shall be decreased as of the close of business on the record date, by multiplying the Exercise Price then in effect by a fraction (i) the numerator of which shall be the total number of Shares issued and outstanding immediately prior to the time of such Distribution, and (ii) the denominator of which shall be the total number of Shares issued and outstanding immediately after the time of such Distribution.
(c) Adjustment in Number of Warrant Shares. When any adjustment is required to be made in the Exercise Price pursuant to Sections 4(a) or 4(b), the number of Warrant Shares purchasable upon the exercise of this Warrant shall be changed to the number determined by dividing (i) an amount equal to the number of
Warrant Shares issuable upon the exercise of this Warrant immediately prior to such adjustment, multiplied by the
Exercise Price in effect immediately prior to such adjustment by (ii) the Exercise Price in effect immediately after such adjustment.
(d) Special Distributions. If the Company at any time after the Issuance Date makes or issues, or fixes a record date for the determination of holders of Shares entitled to receive, a dividend or other distribution payable in evidences of indebtedness, any other securities of the Company, cash, property or other assets
(each such occurrence a Special Distribution), then provision shall be made so that the Holder shall receive upon exercise hereof, in addition to the number of Warrant Shares issuable hereunder, the Special Distribution to which the Holder would have been entitled to receive had this Warrant been exercised into Shares as of the record date of such Special Distribution and had the Holder thereafter, during the period from the date of such Special Distribution to and including the Exercise Date, retained any such Special Distribution, giving application to all adjustments called for during such period under this Section 4 with respect to the rights of the Holder.
(e) Fundamental Transactions. If, at any time while this Warrant is outstanding, there occurs any Fundamental Transaction (including, without limitation, one pursuant to which holders of Shares are entitled to receive securities or other assets with respect to or in exchange for Shares), then the Holder shall have the right thereafter to receive, upon exercise of this Warrant, in lieu of the Warrant Shares, the same amount and kind of securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights)
that the Holder would have been entitled to receive upon the consummation of such Fundamental Transaction had this Warrant been exercised immediately prior to the record date for such Fundamental Transaction, as adjusted in accordance with the provisions of this Warrant. Upon the occurrence of any Fundamental Transaction, the Successor
Entity, if any, shall succeed to, and be substituted for (so that from and after the date of such Fundamental
Transaction, the provisions of this Warrant referring to the Company shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and any adjustment under this Section 4(e) shall be without duplication for any adjustment or distribution made under
Section 4.
(f) Other Events. If any event not expressly provided for by this Section 4 occurs that would adversely affect the Holders rights (including, without limitation, the granting of stock appreciation rights, phantom stock share rights or other rights with equity features), then the Companys Board shall make an appropriate adjustment in the Exercise Price reasonably acceptable to Holder and so as to protect the Holders rights; provided that no such adjustment shall increase the Exercise Price or decrease the number of Warrant Shares obtainable as otherwise determined pursuant to this Section 4.
5. Registration and Reissuance of Warrant.
(a) Registration of Warrant. The Company shall register this Warrant on the books of the
Company to be maintained by the Company for that purpose (the Warrant Register), in the name of the record
Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary. The Company shall also register any transfer, exchange, reissuance or cancellation of any portion of this Warrant in the Warrant Register.
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(b) Transfer of Warrant. This Warrant may be offered for sale, sold, transferred or assigned in full or in part without the consent of the Company, and in accordance with applicable securities laws to one or more new holders (each a New Holder). Subject to applicable securities laws, if this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company together with an assignment form, in the form attached hereto as Exhibit B, and all applicable transfer taxes, whereupon the Company will forthwith issue and deliver upon the order of the Holder and any New Holder(s) a new Warrant (in accordance with Section 5(e)), registered as the
Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the
Holder to any New Holder and, if less than the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 5(e)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.
(c) Lost, Stolen or Mutilated Warrant. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form or the provision of reasonable security by the Holder to the Company and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section
5(e)) representing the right to purchase the Warrant Shares then underlying this Warrant.
(d) Exchangeable for Multiple Warrants. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company together with all applicable transfer taxes, for a new
Warrant or Warrants (in accordance with Section 5(e)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided that the Company shall not be required to issue Warrants for fractional Warrant Shares.
(e) Issuance of New Warrants. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant shall (i) be of like tenor with this Warrant, (ii) represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 5(b) or 5(d), the Warrant Shares designated by the
Holder which, when added to the number of Shares underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date and (iv) have the same rights and conditions as this Warrant.
6. Holder Not Deemed a Shareholder; Limitations on Liability. Except as otherwise specifically provided herein, the Holder, solely in such Persons capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of Shares of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Persons capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of securities, reclassification of securities, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the
Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.
7. No Impairment. The Company shall not, by amendment of its Amended and Restated Articles, or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by it hereunder.
8. Compliance with Applicable Securities Laws.
(a) The Holder, by acceptance of this Warrant, agrees to comply in all respects with the provisions of this Section 8 and the restrictive legend requirements set forth on the face of this Warrant and further agrees that such Holder shall not offer, sell or otherwise dispose of this Warrant or any Warrant Shares to be issued upon exercise hereof except under circumstances that will not result in a violation of the Securities Act or any applicable state or foreign securities laws. This Warrant and all Warrant Shares issued upon exercise of this Warrant
DocuSign Envelope ID: 7A4375E0-3FDC-4093-BD26-790BB228073F
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51558254.5
(unless registered under the Securities Act) shall be stamped or imprinted with a legend in substantially the following form:
THIS WARRANT AND THE SUBORDINATE VOTING SHARES (SHARES) ISSUABLE
UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED (THE ACT), OR QUALIFIED UNDER ANY
STATE OR FOREIGN SECURITIES LAWS AND MAY NOT BE OFFERED FOR SALE, SOLD,
PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED OR ASSIGNED UNLESS
(i) A REGISTRATION STATEMENT COVERING SUCH SHARES IS EFFECTIVE UNDER
THE ACT AND IS QUALIFIED UNDER APPLICABLE STATE AND FOREIGN LAW OR (ii)
THE TRANSACTION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS
DELIVERY REQUIREMENTS UNDER THE ACT AND THE QUALIFICATION
REQUIREMENTS UNDER APPLICABLE STATE AND FOREIGN LAW AND, IF 4FRONT
VENTURES CORP. (THE COMPANY) REQUESTS, AN OPINION SATISFACTORY TO
THE COMPANY TO SUCH EFFECT HAS BEEN RENDERED BY COUNSEL.
(b) Representations of the Holder. In connection with the issuance of this Warrant, the
Holder specifically represents, as of the date hereof, to the Company by acceptance of this Warrant as follows:
(i) The Holder is an accredited investor within the meaning of Rule 501 of
Regulation D promulgated under the Securities Act. The Holder is acquiring this Warrant and the Warrant Shares to be issued upon exercise hereof for investment for its own account and not with a view towards, or for resale in connection with, the public sale or distribution of this Warrant or the Warrant Shares, except pursuant to sales registered or exempted under the Securities Act.
(ii) The Holder understands and acknowledges that this Warrant and the Warrant
Shares to be issued upon exercise hereof are restricted securities under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that, under such laws and applicable regulations, such securities may be resold without registration under the Securities Act only in certain limited circumstances. In addition, the Holder represents that it is familiar with Section 4(a)(7) of and Rule 144 under the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the
Securities Act.
(iii) The Holder acknowledges that it can bear the economic and financial risk of its investment for an indefinite period, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Warrant and the Warrant Shares. The Holder has
had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Warrant and the business, properties, prospects and financial condition of the Company.
9. Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier
(receipt requested), (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9).
If to the Company:
4Front Ventures Corp.
7010 E. Chauncey Lane Ste. 235
Phoenix, Arizona 85054
Attn.: Leonid Gontmakher, Chief Executive Officer
Email: leo@4frontventures.com
Attn.: Christopher Wimmer, General Counsel
Email: christopher.wimmer@4frontventures.com
with a copy (which shall not constitute notice) to:
DocuSign Envelope ID: 7A4375E0-3FDC-4093-BD26-790BB228073F
7
51558254.5
Saul Ewing, LLP
Attn.: Adam Fayne; Vanessa Schoenthaler
Email: adam.fayne@saul.com; vanessa.schoenthaler@gmail.com
If to the Holder:
LI Lending, LLC
13037 NE Bel-Red Rd Suite 150
Bellevue, Washington 98005
Attn.: Roman Tkachenko, Manager
Email: roman@directsourceseafood.com
with a copy (which shall not constitute notice) to:
Peterson Russell Kelly Livengood PLLC
10900 NE 4th Street, Suite 1850
Bellevue, Washington 98004
Attn.: Carolyn Frederick
Email: cfrederick@prklaw.com
10. Cumulative Remedies. The rights and remedies provided in this Warrant are cumulative and are not exclusive of, and are in addition to and not in substitution for, any other rights or remedies available at law, in equity or otherwise.
11. Equitable Relief. Each of the Company and the Holder acknowledges that a breach or threatened breach by such party of any of its obligations under this Warrant would give rise to irreparable harm to the other party hereto for which monetary damages would not be an adequate remedy and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, the other party hereto shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction.
12. Successor and Assigns. This Warrant and the rights evidenced hereby shall be binding upon and shall inure to the benefit of the parties hereto and the successors of the Company and the successors and permitted assigns of the Holder. Such successors or permitted assigns of the Holder shall be deemed to be a Holder for all purposes hereunder.
13. No Third-Party Beneficiaries. This Warrant is for the sole benefit of the Company and the Holder and their respective successors and, in the case of the Holder, permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Warrant.
14. Headings. The headings in this Warrant are for reference only and shall not affect the interpretation of this Warrant.
15. Amendment and Modification; Waiver. Except as otherwise provided herein, this Warrant may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by the Company or the Holder of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Warrant shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.
16. Severability. If any term or provision of this Warrant is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Warrant or invalidate or render unenforceable such term or provision in any other jurisdiction.
DocuSign Envelope ID: 7A4375E0-3FDC-4093-BD26-790BB228073F
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51558254.5
17. Governing Law. This Warrant shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the
State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.
18. Submission to Jurisdiction. Any legal suit, action or other proceeding arising out of or based upon this Warrant or the transactions contemplated hereby may be instituted in the federal courts of the United States of
America or the courts of the State of California in each case located in the city of San Francisco and County of San
Francisco, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or other proceeding. Service of process, summons, notice or other document by certified or registered mail to such partys address set forth herein shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum.
19. Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Warrant is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Warrant or the transactions contemplated hereby.
20. Counterparts. This Warrant may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Warrant delivered by e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Warrant.
21. No Strict Construction. This Warrant shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.
Intentionally left blank
Signature page to follow.
DocuSign Envelope ID: 7A4375E0-3FDC-4093-BD26-790BB228073F
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51558254.5
IN WITNESS WHEREOF, the Company has duly executed this Warrant on the Issuance Date.
4FRONT VENTURES CORP.
By: /s/ Andrew Thut
Andrew Thut
Chief Executive Officer
Accepted and agreed,
LI LENDING, LLC
By: /s/ Roman Tkachenko
Roman Tkachenko
Manager

1
51558254.5
Exhibit A
EXERCISE NOTICE
TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS
WARRANT TO PURCHASE SUBORDINATE VOTING SHARES
4FRONT VENTURES CORP.
The undersigned Holder, pursuant to the provisions set forth in the attached Warrant to Purchase Subordinate Voting
Shares (No.____), hereby exercised the right to purchase ________ Subordinate Voting Shares covered by such Warrant.
Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Warrant.
1. Payment of Exercise Price. The Holder shall pay the Aggregate Exercise Price in the sum of
$____________ to the Company in accordance with the terms of the Warrant.
2. Delivery of Warrant Shares. The Company shall deliver to Holder, or its designee or agent as specified below, __________ Warrant Shares in accordance with the terms of the Warrant. Delivery shall be made to Holder, or for its benefit, as follows:
__________ Check here if requesting delivery as a certificate to the following name and to the following address:
Issue to: ____________________________________________________________
____________________________________________________________
____________________________________________________________
__________ Check here if requesting delivery by Deposit/Withdrawal at Custodian as follows:
DTC Participant: ______________________________________________________
DTC Number: ______________________________________________________
Account Number: _____________________________________________________
Date: _______________ __, ______
_________________________________
Name of Registered Holder
By: _________________________________
Name:
Title:
DocuSign Envelope ID: 7A4375E0-3FDC-4093-BD26-790BB228073F
51558254.5 1
ACKNOWLEDGMENT
The Company hereby acknowledges this Exercise Notice and hereby directs Alliance Trust Company to issue the above indicated number of Subordinate Voting Shares in accordance with the Transfer Agent Instructions dated _________________________ from the Company and acknowledged and agreed to by Alliance Trust Company.
4FRONT VENTURES CORP.
By: ______________________________
Name:
Title:

CUSIP No.: 35086B207
THIS WARRANT AND THE SUBORDINATE VOTING SHARES (SHARES) ISSUABLE UPON EXERCISE
OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS
AMENDED (THE ACT), OR QUALIFIED UNDER ANY STATE OR FOREIGN SECURITIES LAWS AND
MAY NOT BE OFFERED FOR SALE, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE
TRANSFERRED OR ASSIGNED UNLESS (i) A REGISTRATION STATEMENT COVERING SUCH SHARES
IS EFFECTIVE UNDER THE ACT AND IS QUALIFIED UNDER APPLICABLE STATE AND FOREIGN LAW
OR (ii) THE TRANSACTION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY
REQUIREMENTS UNDER THE ACT AND THE QUALIFICATION REQUIREMENTS UNDER APPLICABLE
STATE AND FOREIGN LAW AND, IF 4FRONT VENTURES CORP. (THE COMPANY) REQUESTS, AN
OPINION SATISFACTORY TO THE COMPANY TO SUCH EFFECT HAS BEEN RENDERED BY COUNSEL.
4FRONT VENTURES CORP.
WARRANT TO PURCHASE SUBORDINATE VOTING SHARES
Warrant No.:
Number of Subordinate Voting Shares: Variable, subject to adjustment as set forth herein.
Date of Issuance: June , 2023 (Issuance Date)
FOR VALUE RECEIVED, 4Front Ventures Corp., a British Columbia company (the Company), hereby certifies that LI Lending, LLC, a Delaware limited liability company, or its registered assigns (the Holder), is entitled to purchase from the Company the Applicable Number (as hereinafter defined) of duly authorized, validly issued, fully paid and nonassessable Subordinate Voting Shares (the Shares) at a purchase price per Share of $0.17
(the Exercise Price), subject to the terms, conditions and adjustments set forth in this Warrant to Purchase
Subordinate Voting Shares (including any warrants issued in exchange, transfer or replacement hereof, the
Warrant). Holder may also exercise this Warrant on a cashless or net issuance basis as described in Section 3(b).
This Warrant is issued in connection with that certain First Amendment to Amended and Restated Loan and Security
Agreement (the First Amendment), and 2023 Note (as defined in the First Amendment), each of even date herewith, between the Loan Parties (as hereinafter defined), as borrowers, and the Holder, as lender (the Lender).
1. Definitions. As used in this Warrant, the following terms shall have the meanings set forth below:
Affiliate means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under direct or indirect common control with, such Person in question. For the purpose of this definition, control (including, with correlative meanings, the terms controlling, controlled by and under common control with), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through ownership of voting securities, by agreement or otherwise.
Aggregate Exercise Price has the meaning set forth in Section 3(a).
Applicable Number means the number of Warrant Shares purchasable under the terms of this Warrant obtained by dividing: (i) the product of (A) the Loan Balance, and (B) the Warrant Coverage by (ii) the Exercise
Price.
Board means the board of directors of the Company.
Business Day means any day, except a Saturday, Sunday or legal holiday, on which banking institutions in the State of Washington are authorized or obligated by law or executive order to close.
Cashless Exercise means an exercise of the Warrant in which, in lieu of payment of the Exercise Price in cash, the Holder elects to receive a lesser number of Warrant Shares in payment of the Exercise Price, as determined in accordance with Section 3(c).
Combination has the meaning set forth in Section 4(a).
Company has the meaning set forth in the preamble.
Distribution has the meaning set forth in Section 4(b).
DocuSign Envelope ID: 0B6747E3-B066-4890-BDF9-9B3052A09D2D
2
Dollar or the symbol $ means United States Dollars.
Exercise Notice has the meaning set forth in Section 3(a).
Exchange Act means the U.S. Securities Exchange Act of 1934, as amended.
Exercise Date means, for any given exercise of this Warrant, the date on which the conditions to such exercise as set forth in Section 2 shall have been satisfied at or prior to 5:00 p.m., Mountain time, on a Business
Day, including, without limitation, the receipt by the Company of the Exercise Notice and the Aggregate Exercise
Price.
Exercise Period has the meaning set forth in Section 2.
Exercise Price has the meaning set forth in the preamble.
Fair Market Value means, as of any particular date (i) the volume weighted average of the closing sales prices of the Shares for such day on all U.S. national securities exchanges on which the Shares may at the time be listed; (ii) if there have been no sales of Shares on any such U.S. national securities exchange on such day, the average of the highest bid and lowest asked prices for Share on all such exchanges at the end of such day; (iii) if on such day Shares are not listed on a U.S. national securities exchange, the closing sales price of the Share as quoted on the OTCQX International Market or similar quotation system or association for such day; or (iv) if there have been no sales of Shares on the OTCQX International Market or similar quotation system or association on such day, the average of the highest bid and lowest asked prices for the hares quoted on the OTCQX International Market or similar quotation system or association at the end of such day; in each case, averaged over 20 consecutive Business
Days ending on the Business Day immediately preceding the day as of which Fair Market Value is being determined. If at any time the Shares are not listed on a U.S. national securities exchange or quoted on the OTCQX
International Market or similar quotation system or association, the Fair Market Value of the Shares shall be the fair market value per share as determined in good faith by the Board.
First Amendment has the meaning set forth in the preamble.
Fundamental Transaction means that, after the Issuance Date, the Company shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into another Person, (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to another Person,
(iii) allow another Person to make a purchase, tender or exchange offer that is accepted by the holders of more than
50% of the outstanding Shares (excluding Shares held by the Person or an Affiliate of the Person making or party to, such purchase, tender or exchange offer), (iv) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement)
with another Person whereby such other Person acquires more than 50% of the issued and outstanding Shares
(excluding Shares held by the other Person or an Affiliate of the other Person making or party to, such share purchase agreement or other business combination immediately prior to such share purchase or business combination), (v) reorganize, recapitalize or reclassify its Shares, or (vi) any person or group (within the meaning of Sections 13(d) and 14(d) of the Exchange Act), other than the Holder and its Affiliates, is or shall become the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding Shares.
Holder has the meaning set forth in the preamble.
Issuance Date has the meaning set forth on the face of this Warrant.
Lender has the meaning set forth in the preamble.
Loan means the loans made by the Lender to the Loan Parties as evidenced by the First Amendment.
Loan Balance mean $51,700,000.00.
Loan Parties or a Loan Party means, as the context requires, the Company and each subsidiary of the
Company that is party to the First Amendment.
DocuSign Envelope ID: 0B6747E3-B066-4890-BDF9-9B3052A09D2D
3
Permitted Financing means (i) Equipment Financing (as defined in the First Amendment) , (ii) Secured
Convertible Debt (as defined in the First Amendment), and (iii) Illinois Debt (as defined in the First Amendment).
Person means any individual, sole proprietorship, partnership, limited liability company, corporation, joint venture, trust, incorporated organization or government or department or agency thereof.
Securities Act means the U.S. Securities Act of 1933, as amended.
Shares has the meaning set forth in the preamble.
Special Distribution has the meaning set forth in Section 4(d).
Subdivision has the meaning set forth in Section 4(a).
Successor Entity means the Person formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been entered into.
Warrant has the meaning set forth in the preamble.
Warrant Coverage means (i) as of the Issuance Date, 33% of the Loan Balance, and (ii) if at any time within 6 months of the Issuance Date the Loan Parties receive a bona fide written offer from any Person (other than an Affiliate) to refinance the Loan, and either the Lender exercises its Right of First Refusal (as defined in the 2023
Note) or the New Lender (as defined in the 2023 Note) closes on the refinancing of the Loan within six (6) months of the earlier of the lapse or exercise of the Right of First Refusal (as defined in the 2023 Note), 30% of the Loan
Balance. To the extent that Lender does not exercise its Right of First Refusal (as defined in the 2023 Note) and the refinancing of the refinancing of the Loan does not close within the six (6) month period, the Warrant Coverage shall remain at 33% of the Loan Balance.
Warrant Shares means the Shares or other capital stock of the Company then purchasable upon exercise of this Warrant in accordance with the terms of this Warrant.
2. Term of Warrant. Subject to the terms and conditions hereof, at any time or from time to time after the date hereof and prior to 5:00 p.m., Mountain time, on May 1, 2026 or, if such day is not a Business Day, on the next preceding Business Day (the Exercise Period), the Holder of this Warrant may exercise this Warrant for all or any part of the Warrant Shares purchasable hereunder (subject to adjustment as provided herein).
3. Exercise of Warrant.
(a) Subject to the terms and conditions hereof, including, without limitation Section 3(b), this
Warrant may be exercised in whole or in part by the Holder at any time, or from time to time, on or after the
Issuance Date, in whole or in part, by (i) delivery of a written notice, in the form attached hereto as Exhibit A (the
Exercise Notice), of the Holders election to exercise this Warrant, and (ii) (A) payment to the Company of an amount equal to the applicable Exercise Price multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the Aggregate Exercise Price) in cash by wire transfer of immediately available funds, or (B) if the provisions of Section 3(b) are applicable, by notifying the Company that this Warrant is being exercised pursuant to a Cashless Exercise (as defined in Section 3(b)). Execution and delivery of the Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the Warrant and the
Company shall promptly be required to issue a new Warrant (a Replacement Warrant) evidencing the right to purchase the remaining number of Warrant Shares. Until the issuance of the Replacement Warrant by the Company, the then outstanding Warrant shall remain in full force and effect and evidence the right to purchase the remaining number of Warrant Shares. Upon receipt of the Replacement Warrant, the Holder hereby agrees to surrender to the
Company for cancellation the original Warrant to the extent the original Warrant is the Holders possession and control or at the request of the Company to execute an instrument of cancellation in form and substance reasonably acceptable to the Company and Holder.
(b) Notwithstanding anything herein to the contrary, if at any time prior to repayment of the
Loan Balance, the Loan Parties obtain Permitted Financings in an amount (i) up to $8,000,000, in the aggregate, the
Holder may, in its sole discretion, exercise up to 75% of this Warrant, in whole or in part, pursuant to a Cashless
Exercise with the remaining 25% of this Warrant exercisable at the Exercise Price; and (ii) in excess of $8,000,000
DocuSign Envelope ID: 0B6747E3-B066-4890-BDF9-9B3052A09D2D
4
and up to $10,000,000, in the aggregate, the Holder may, in its sole discretion, exercise up to 100% of this Warrant in whole or in part pursuant to a Cashless Exercise.
(c) If eligible pursuant to Section 3(b), in lieu of making the cash payment otherwise contemplated by Section 3(a) in satisfaction of the Aggregate Exercise Price, the Holder may elect instead to receive the Net Number of Warrant Share determined in accordance with the following formula:
Net Number =
Y (A B)

For purposes of the foregoing formula:
Y = the number of Warrant Shares for which the Warrant is being exercised.
A = the Fair Market Value of one Warrant Share at the time the Cashless Exercise election under this Section 3(c) is made.
B = the Exercise Price then in effect.
(d) No fractional Warrant Shares or scrip representing fractional Warrant Shares shall be issued upon exercise of this Warrant. As to any fraction of a Warrant Shares that the Holder would otherwise be entitled to purchase upon exercise, the Company shall round up to the next whole Warrant Share.
(e) During the Exercise Period, the Company shall at all times reserve and keep available out of its authorized but unissued Shares or other securities constituting Warrant Shares, solely for the purpose of issuance upon the exercise of this Warrant, the maximum number of Warrant Shares issuable upon the exercise of this Warrant. The Company shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Shares upon the exercise of this Warrant.
4. Effect of Certain Events on Warrant Shares. In order to prevent dilution of the rights granted under this Warrant and to grant the Holder certain additional rights, the Exercise Price and the number of Warrant Shares shall be subject to adjustment from time to time as provided in this Section 4.
(a) Adjustment for Share Splits and Combinations. If the Company at any time after the
Issuance Date effects a subdivision (by any Share split, dividend, recapitalization or otherwise) of its outstanding
Shares into a greater number of Shares (each such occurrence a Subdivision), the Exercise Price in effect immediately prior to such Subdivision shall be proportionately decreased and the number of Warrant Shares obtainable upon exercise of this Warrant shall be proportionately increased. If the Company at any time after the
Issuance Date combines (by combination, reverse Share split or otherwise) its outstanding Shares (each such occurrence a Combination), the Exercise Price in effect immediately prior to such Combination shall be proportionately increased and the number of Warrant Shares obtainable upon exercise of this Warrant shall be proportionately decreased. In either such event, the Exercise Price shall be increased or decreased, as the case may be, by multiplying the Exercise Price then in effect by a fraction (i) the numerator of which shall be the total number of Shares issued and outstanding immediately prior to the time of such Subdivision or Combination, and (ii) the denominator of which shall be the total number of Shares issued and outstanding immediately after the time of such
Subdivision or Combination. Any adjustment under this Section 4(a) shall become effective at the close of business on the date the Subdivision or Combination becomes effective.
(b) Adjustment for Certain Dividends and Distributions. If the Company at any time after the
Issuance Date makes or issues a dividend or other distribution payable in Shares (each such occurrence a
Distribution), the Exercise Price in effect immediately prior to such Distribution shall be decreased as of the close of business on the record date, by multiplying the Exercise Price then in effect by a fraction (i) the numerator of which shall be the total number of Shares issued and outstanding immediately prior to the time of such Distribution, and (ii) the denominator of which shall be the total number of Shares issued and outstanding immediately after the time of such Distribution.
(c) Adjustment in Number of Warrant Shares. When any adjustment is required to be made in the Exercise Price pursuant to Sections 4(a) or 4(a), the number of Warrant Shares purchasable upon the exercise of this Warrant shall be changed to the number determined by dividing (i) an amount equal to the number of
Warrant Shares issuable upon the exercise of this Warrant immediately prior to such adjustment, multiplied by the
DocuSign Envelope ID: 0B6747E3-B066-4890-
5
Exercise Price in effect immediately prior to such adjustment by (ii) the Exercise Price in effect immediately after such adjustment.
(d) Special Distributions. If the Company at any time after the Issuance Date makes or issues, or fixes a record date for the determination of holders of Shares entitled to receive, a dividend or other distribution payable in evidences of indebtedness, any other securities of the Company, cash, property or other assets
(each such occurrence a Special Distribution), then provision shall be made so that the Holder shall receive upon exercise hereof, in addition to the number of Warrant Shares issuable hereunder, the Special Distribution to which the Holder would have been entitled to receive had this Warrant been exercised into Shares as of the record date of such Special Distribution and had the Holder thereafter, during the period from the date of such Special Distribution to and including the Exercise Date, retained any such Special Distribution, giving application to all adjustments called for during such period under this Section 4 with respect to the rights of the Holder.
(e) Fundamental Transactions. If, at any time while this Warrant is outstanding, there occurs any Fundamental Transaction (including, without limitation, one pursuant to which holders of Shares are entitled to receive securities or other assets with respect to or in exchange for Shares), then the Holder shall have the right thereafter to receive, upon exercise of this Warrant, in lieu of the Warrant Shares, the same amount and kind of securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights)
that the Holder would have been entitled to receive upon the consummation of such Fundamental Transaction had this Warrant been exercised immediately prior to the record date for such Fundamental Transaction, as adjusted in accordance with the provisions of this Warrant. Upon the occurrence of any Fundamental Transaction, the Successor
Entity, if any, shall succeed to, and be substituted for (so that from and after the date of such Fundamental
Transaction, the provisions of this Warrant referring to the Company shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and any adjustment under this Section 4(e) shall be without duplication for any adjustment or distribution made under
Section 4.
(f) Other Events. If any event not expressly provided for by this Section 4 occurs that would adversely affect the Holders rights (including, without limitation, the granting of stock appreciation rights, phantom stock share rights or other rights with equity features), then the Companys Board shall make an appropriate adjustment in the Exercise Price so as to protect the Holders rights; provided that no such adjustment shall increase the Exercise Price or decrease the number of Warrant Shares obtainable as otherwise determined pursuant to this
Section 4.
5. Registration and Reissuance of Warrant.
(a) Registration of Warrant. The Company shall register this Warrant, upon the on the books of the Company to be maintained by the Company for that purpose (the Warrant Register), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary. The Company shall also register any transfer, exchange, reissuance or cancellation of any portion of this Warrant in the Warrant Register.
(b) Transfer of Warrant. This Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company, and in accordance with applicable securities laws to one or more new holders
(each a New Holder). Subject to applicable securities laws, if this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company together with an assignment form, in the form attached hereto as Exhibit B, and all applicable transfer taxes, whereupon the Company will forthwith issue and deliver upon the order of the
Holder and any New Holder(s) a new Warrant (in accordance with Section 5(e)), registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder to any New
Holder and, if less than the total number of Warrant Shares then underlying this Warrant is being transferred, a new
Warrant (in accordance with Section 5(e)) to the Holder representing the right to purchase the number of Warrant
Shares not being transferred.
(c) Lost, Stolen or Mutilated Warrant. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft
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or destruction, of any indemnification undertaking by the Holder to the Company in customary form or the provision of reasonable security by the Holder to the Company and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section
5(e)) representing the right to purchase the Warrant Shares then underlying this Warrant.
(d) Exchangeable for Multiple Warrants. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company together with all applicable transfer taxes, for a new
Warrant or Warrants (in accordance with Section 5(e)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided that the Company shall not be required to issue Warrants for fractional Warrant Shares.
(e) Issuance of New Warrants. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant shall (i) be of like tenor with this Warrant, (ii) represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 5(b) or 5(d), the Warrant Shares designated by the
Holder which, when added to the number of Shares underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date and (iv) have the same rights and conditions as this Warrant.
6. Holder Not Deemed a Shareholder; Limitations on Liability. Except as otherwise specifically provided herein, the Holder, solely in such Persons capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of Shares of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Persons capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of securities, reclassification of securities, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the
Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.
7. No Impairment. The Company shall not, by amendment of its Amended and Restated Articles of
Registrant, or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by it hereunder.
8. Compliance with Applicable Securities Laws.
(a) The Holder, by acceptance of this Warrant, agrees to comply in all respects with the provisions of this Section 8 and the restrictive legend requirements set forth on the face of this Warrant and further agrees that such Holder shall not offer, sell or otherwise dispose of this Warrant or any Warrant Shares to be issued upon exercise hereof except under circumstances that will not result in a violation of the Securities Act or any applicable state or foreign securities laws. This Warrant and all Warrant Shares issued upon exercise of this Warrant
(unless registered under the Securities Act) shall be stamped or imprinted with a legend in substantially the following form:
THIS WARRANT AND THE SUBORDINATE VOTING SHARES (SHARES) ISSUABLE
UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED (THE ACT), OR QUALIFIED UNDER ANY
STATE OR FOREIGN SECURITIES LAWS AND MAY NOT BE OFFERED FOR SALE, SOLD,
PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED OR ASSIGNED UNLESS
(i) A REGISTRATION STATEMENT COVERING SUCH SHARES IS EFFECTIVE UNDER
THE ACT AND IS QUALIFIED UNDER APPLICABLE STATE AND FOREIGN LAW OR (ii)
THE TRANSACTION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS
DELIVERY REQUIREMENTS UNDER THE ACT AND THE QUALIFICATION
REQUIREMENTS UNDER APPLICABLE STATE AND FOREIGN LAW AND, IF 4FRONT
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VENTURES CORP. (THE COMPANY) REQUESTS, AN OPINION SATISFACTORY TO
THE COMPANY TO SUCH EFFECT HAS BEEN RENDERED BY COUNSEL.
(b) Representations of the Holder. In connection with the issuance of this Warrant, the
Holder specifically represents, as of the date hereof, to the Company by acceptance of this Warrant as follows:
(i) The Holder is an accredited investor within the meaning of Rule 501 of
Regulation D promulgated under the Securities Act. The Holder is acquiring this Warrant and the Warrant Shares to be issued upon exercise hereof for investment for its own account and not with a view towards, or for resale in connection with, the public sale or distribution of this Warrant or the Warrant Shares, except pursuant to sales registered or exempted under the Securities Act.
(ii) The Holder understands and acknowledges that this Warrant and the Warrant
Shares to be issued upon exercise hereof are restricted securities under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that, under such laws and applicable regulations, such securities may be resold without registration under the Securities Act only in certain limited circumstances. In addition, the Holder represents that it is familiar with Section 4(a)(7) of and Rule 144 under the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the
Securities Act.
(iii) The Holder acknowledges that it can bear the economic and financial risk of its investment for an indefinite period, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Warrant and the Warrant Shares. The Holder has
had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Warrant and the business, properties, prospects and financial condition of the Company.
9. Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier
(receipt requested), (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9).
If to the Company:
4Front Ventures Corp.

Attn.: Leonid Gontmakher, Chief Executive Officer
Email: leo@4frontventures.com
Attn.: Christopher Wimmer, General Counsel
Email: christopher.wimmer@4frontventures.com
with a copy (which shall not constitute notice) to:
Saul Ewing, LLP
Attn.: Adam Fayne
Email: adam.fayne@saul.com
If to the Holder:
LI Lending, LLC

Attn.: Roman Tkachenko, Manager
Email: roman@directsourceseafood.com
with a copy (which shall not constitute notice) to:
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Peterson Russell Kelly Livengood PLLC
Attn.: Carolyn Frederick
Email: cfrederick@prklaw.com
10. Cumulative Remedies. The rights and remedies provided in this Warrant are cumulative and are not exclusive of, and are in addition to and not in substitution for, any other rights or remedies available at law, in equity or otherwise.
11. Equitable Relief. Each of the Company and the Holder acknowledges that a breach or threatened breach by such party of any of its obligations under this Warrant would give rise to irreparable harm to the other party hereto for which monetary damages would not be an adequate remedy and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, the other party hereto shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction.
12. Successor and Assigns. This Warrant and the rights evidenced hereby shall be binding upon and shall inure to the benefit of the parties hereto and the successors of the Company and the successors and permitted assigns of the Holder. Such successors or permitted assigns of the Holder shall be deemed to be a Holder for all purposes hereunder.
13. No Third-Party Beneficiaries. This Warrant is for the sole benefit of the Company and the Holder and their respective successors and, in the case of the Holder, permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Warrant.
14. Headings. The headings in this Warrant are for reference only and shall not affect the interpretation of this Warrant.
15. Amendment and Modification; Waiver. Except as otherwise provided herein, this Warrant may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by the Company or the Holder of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Warrant shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.
16. Severability. If any term or provision of this Warrant is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Warrant or invalidate or render unenforceable such term or provision in any other jurisdiction.
17. Governing Law. This Warrant shall be governed by and construed in accordance with the internal laws without giving effect to any choice or conflict of law provision or rule (whether of or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of .
18. Submission to Jurisdiction. Any legal suit, action or other proceeding arising out of or based upon this Warrant or the transactions contemplated hereby may be instituted in the federal courts of the United States of
America or the courts of the State of in each case located in the city of and County of , and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or other proceeding. Service of process, summons, notice or other document by certified or registered mail to such partys address set forth herein shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum.
19. Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Warrant is likely to involve complicated and difficult issues and, therefore, each such party irrevocably
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and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Warrant or the transactions contemplated hereby.
20. Counterparts. This Warrant may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Warrant delivered by e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Warrant.
21. No Strict Construction. This Warrant shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.
Intentionally left blank
Signature page to follow.
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IN WITNESS WHEREOF, the Company has duly executed this Warrant on the Issuance Date.
4FRONT VENTURES CORP.
By:/s/Leonid Gontmakher
Leonid Gontmakher
Chief Executive Officer
Accepted and agreed,
LI LENDING, LLC, a Delaware limited liability company
By:/s/ Roman Tkachenko
Roman Tkachenko
Manager

CUSIP No.: 35086B207
EXHIBIT 99.1 - JOINT FILING AGREEMENT The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. In accordance with Rule 13d-1(k)(1) of the Securities Exchange Act, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of to such a statement on Schedule 13D with respect to the common stock of beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13D.

LI Lending LLC
By: /s/ Roman Tkachenko
Roman Tkachenko, Manager

/s/ Roman Tkachenko
Roman Tkachenko

/s/Leonid Gontmakher
Leonid Gontmakher

/s/Vlad Orlovskii
Vlad Orlovski

/s/Arkadi Gontmakher
Arkadi Gontmakher

/s/Oleg Orlovskii
Oleg Orlovskii